Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED

2007 OCT 16 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07027171

SUPPL

28 September 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 18 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

10/16

Stock Exchange Announcement No. 18/2007
28 September 2007

Coloplast's share buy-back programme of DKK 1 billion has been completed

Under the programme the below-mentioned transactions have been executed during the period 24.9.07 – 27.9.07.

This marks the end of the second part of the share buy-back programme as informed in Stock Exchange Announcement No. 12/2007. The first part of the share buy-back programme was completed on 16 August 2007.

Date	Number of shares	Average buying price	Amount DKK
24.9.07	15,000	502.24	7,533,600
25.9.07	16,000	498.22	7,971,520
26.9.07	8,000	503.04	4,024,320
27.9.07	27,376	504.22	13,803,527
Total	**66,376**		**33,332,967**

Coloplast now owns 3,988,492 own B shares of DKK 5 equal to 8.3% of the company's total share capital.

Bought back since start of programme	Number of shares	Amount DKK (gross)
	984,666	**499,999,892**

Coloplast has now completed the full share buy-back programme of DKK 1 billion as originally announced in Stock Exchange Announcement No. 5/2007 on 5 March 2007.

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. 4911 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. + 45 3085 1922
E-mail: dkjto@coloplast.com

END

This information is available in a Danish and an English version. In case of discrepancies, the Danish version will prevail.